October 15, 2004

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W., Stop 4-5

Washington, D.C.  20549

RE:       SEC Comment Letter dated October 5, 2004

The Clorox Company

Form 10-K for the Fiscal Year Ended June 30, 2004

Filed August 27, 2004

File Number 1-7151

Dear Mr. Decker:

In connection with your review of the The Clorox Company’s (the “Company”) Form 10-K for the fiscal year ended June 30, 2004, we respectfully submit the following response to the comments included in your letter of October 5, 2004. The response below includes the original comments from your letter, followed by our response.

We understand that you will be reviewing our response and may have additional comments.  We welcome any questions you may have and thank you for your attention devoted to our filing.  Please feel free to call us at the telephone numbers listed at the end of this letter.

Note 20. Guarantees and Contingencies – Environmental Matters, page A-50

1.             From the disclosures provided in Item 3 (Legal Proceedings) regarding environmental matters, we note you have accrued $27.9 million for probable future costs which is recorded as a long-term liability. We remind you that SAB Topic 5:Y states that environmental liabilities are of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity. If there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of the additional loss is material, please disclose the estimated additional loss, or range of loss, or state that such an estimate cannot be made as required by paragraph 10 of SFAS 5. In addition, provide the disclosures called for by SAB Topic 5:Y. Provide us with an example of the disclosure that you will include in future filings.

Response:

In response to your comment, we have drafted two disclosures shown on the following page. We propose that the first disclosure be included as part of our contingency disclosures in our interim filings beginning with our Form 10-Q for the quarter ended September 30, 2004, and in our Form 10-K for the year ended June 30, 2005. Subsequent to our June 30, 2005 Form 10-K, we propose including this level of detail only in our annual filings. This proposed language contains  additional disclosures that are relevant to our one individually-significant environmental matter, including the nature of a cost sharing arrangement, the estimated remediation term, the significant components of the accrual, and the circumstances affecting the precision of our loss estimate.

We propose that the second disclosure, which includes more expanded information about our environmental accounting policy, be included in our annual filings beginning with our Form 10-K for the year ending June 30, 2005.

Proposed Expanded Contingencies Disclosure:

The Company is involved in certain environmental matters, including Superfund and other response actions at various locations, and has recorded a liability of [$XX] as of [XX] for its share of the related aggregate future remediation costs. One matter in the U.S. accounts for a substantial majority of the recorded liability at [XX date].  The Company is subject to a cost-sharing arrangement for this matter, under which it is liable for a portion of the aggregate remediation and associated costs, other than legal fees. Although a formal consent judgment has not been reached, the Company has been in discussions with the local Department of Environmental Quality in order to define remediation goals and obligations.  Based on the progress of these discussions, and with the assistance of environmental consultants, the Company has recorded an undiscounted liability representing its best estimate of its share of costs associated with the capital expenditures, maintenance and other costs to be incurred over an estimated 30-year remediation period. The most significant components of the liability relate to the estimated costs associated with the remediation of groundwater contamination and excess levels of subterranean methane deposits. Currently, the Company cannot accurately predict the  timing of the payments that will likely be made under this estimated obligation. In addition, the Company’s estimated loss exposure is sensitive to a variety of uncertain factors, including the efficacy of remediation efforts, changes in remediation requirements by the Department of Environmental Quality and the timing, varying costs and availability of alternative clean-up technologies that may become available in the future. Although it is possible that the Company’s exposure may exceed the amount recorded, any amount of such additional exposures, or range of exposures, is not predictable at this time.

Proposed Expanded Policy Disclosure:

The Company is involved in various environmental remediation and on-going compliance activities.  Accruals for environmental matters are recorded on a site-by-site basis when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. The Company’s accruals  reflect the anticipated participation of other potentially responsible parties in those instances where it is probable that such parties are legally responsible and financially capable of paying their respective shares of the relevant costs. These accruals are adjusted periodically as assessment and remediation efforts progress or as additional technical or legal information becomes available. Actual costs to be incurred at identified sites in future periods may vary from the estimates, given the inherent uncertainties in evaluating environmental exposures. The aggregate accrual for environmental matters is included in other liabilities in the Company’s consolidated balance sheets on an undiscounted basis due to the uncertainty and timing of future payments.

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In addition:

I acknowledge that the Clorox Company has always been and remains responsible for the adequacy and accuracy of this disclosure in its filings;

I understand the Commission’s position that comments from the SEC staff or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

I understand the Commission’s position that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Contact Information

If you have any questions or need any additional information, please contact Tom Johnson at (510) 271 2873, John Kresich at (510) 271 3127 or me at (510) 271 7377.

Sincerely,

/s/ DANIEL HEINRICH

Daniel Heinrich

                                                            Senior Vice President –

                                                            Chief Financial Officer

cc:        Peter Bewley              Senior Vice President – General Counsel

Thomas Johnson            Vice President–Controller

John Kresich             Vice President – Assistant Controller

Pamela Fletcher            Vice President – Secretary

Pat Meehan             Associate General Counsel

Nudrat Salik                 Securities and Exchange Commission

            Ernst & Young